GOLDCORP

TSX: **G**   NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

(All amounts in $US unless stated otherwise)

GOLDCORP AND TECK COMPLETE COMBINATION OF EL MORRO AND RELINCHO PROJECTS IN CHILE

Vancouver, British Columbia, November 24, 2015 – GOLDCORP INC. ("Goldcorp") (TSX: G, NYSE: GG) and Teck Resources Limited ("Teck") (TSX: TCK.A & TCK.B, NYSE: TCK) today announced the completion of the previously announced agreement to combine their respective El Morro and Relincho projects into a 50/50 joint venture with the interim name of Project Corridor.

The two projects are located approximately 40 kilometres apart in the Huasco Province in the Atacama region of Chile. Combining these two assets is expected to provide a number of key benefits including: reduced environmental footprint, lower cost, improved capital efficiency, optimized mine plan, enhanced community benefits and community engagement.

In combination with community consultation, a Pre-Feasibility Study is expected to commence in the third quarter of 2016 and be completed by the end of 2017.

Goldcorp also announced earlier today that it has completed the transaction to acquire New Gold's 30% interest in the El Morro project for $90 million in cash, along with a 4% gold stream payable on future gold production from the El Morro property.

CIBC World Markets acted as financial advisor to Teck and Goldcorp.

For more information about Project Corridor, go to www.proyectocorredor.cl.

About Goldcorp

Goldcorp is a leading gold producer focused on responsible mining practices with safe, low-cost production throughout the Americas. A portfolio of long-lived, high-quality assets positions Goldcorp to deliver long-term value. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbol G and the New York Stock Exchange under the symbol GG.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver,

Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 Section 21E of the United States Securities Exchange Act of 1934, as amended, Section 27A of the United States Securities Act of 1933, as amended and "forward-looking information" within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp and Teck. Forward-looking statements, which are all statements other than historical fact, include, but are not limited to, statements with respect to the anticipated benefits of the Project Corridor transaction the ("Transaction"), the future price of gold, silver, copper, molybdenum, lead, zinc and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of future production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "will", "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp or Teck, including in respect of the development and operation of Project Corridor, to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp and Teck will operate in the future, including the price of commodities, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp and Teck have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp or Teck to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the uncertainty associated with preliminary economic assessments, which do not purport to establish the legal or commercial viability of mineral deposits; risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp and Teck operate; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, molybdenum, lead, zinc and other metals; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2014 available at www.sedar.com and in the section entitled "Description of the Business – Risk Factors" in Teck's annual information form for the year ended December 31, 2014 available at www.sedar.com. Although Goldcorp and Teck have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp and Teck, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp and Teck do not undertake to update any forward-looking statements that are included or incorporated by reference in this document, except in accordance with applicable securities laws.

For further information, please contact:

Teck Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Teck Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

Goldcorp Investor Contact:
Jeff Wilhoit
Vice President, Investor Relations
604.696.3074
info@goldcorp.com

Goldcorp Media Contact:
Christine Marks
Director, Corporate Communications
604.696.3050
media@goldcorp.com